Consent of KPMG LLP



The Board of Directors
Bone Care International, Inc.:


We consent to incorporation by reference in the registration statement on Form S-3 of Bone Care International, Inc. of our report dated July 31, 1998 relating to the consolidated balance sheets of Bone Care International, Inc. and subsidiary as of June 30, 1998 and 1997, and related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1998 which report appears in the June 30, 1998 annual report on Form 10-K of Bone Care International, Inc. and to the reference to our firm under the heading "Experts" in the registration statement.


Chicago, Illinois
February 3, 1999